UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 1)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

VERSATA, INC.

(Name of Subject Company)

VERSATA, INC.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

925298 10 1

(CUSIP Number of Class of Securities)

David Chamberlain

Versata, Inc.

300 Lakeside Drive, Suite 1300

Oakland, CA 94612

(510) 238-4100

(Name, address and telephone number of person authorized to

receive notice and communications on behalf of the person(s) filing statement)

with copies to:

Peter T. Healy, Esq.

Steve L. Camahort, Esq.

O’Melveny & Myers LLP

275 Battery Street, 26th Floor

San Francisco, CA 94111

(415) 984-8700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Versata, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on December 16, 2005 (the “Statement”).

This Statement relates to the tender offer by Trilogy, Inc. (“Parent”), a Delaware corporation, to purchase all of the issued and outstanding shares of Company Common Stock at a purchase price of $0.40 per share (the “Offer Price”), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 16, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) which was filed with the Securities and Exchange Commission (the “SEC”) on December 16, 2005.

This Amendment No. 1 is being filed to amend the information provided in Item 4 of the Schedule 14D-9. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Statement.

Item 4. The Solicitation or Recommendation.

The Section of Item 4(b) entitled “Background” is replaced in its entirety by the following:

Background. From time to time, the Company, together with its financial and legal advisors, review and evaluate strategic opportunities and alternatives with a view to enhancing stockholder value.

On December 15, 2003, the Board entered into an engagement letter with Seven Hills retaining it to conduct a broad auction of the Company to potential strategic buyers. Over the course of the following several months, Seven Hills reported to the Board that (i) it had contacted 55 potential buyers, (ii) two thereof conducted some level of due diligence on the Company, and (iii) one thereof gave a verbal indication of interest which the Board of the Company determined not to pursue.

Over the course of 2004, as the Company returned to sequential revenue growth and approached profitability, the Company’s management and Board of Directors periodically discussed and considered potential strategic initiatives with various parties. No transactions developed from these discussions.

The Company began the 2005 fiscal year with disappointing financial results. On February 4, 2005, the Company announced that preliminary first quarter 2005 revenue was expected to be in the range of $2.2 to $2.4 million, approximately a 44% decrease from fourth quarter 2004 revenue. The Company also announced that it expected its cash balance to decrease by approximately $1.4 million to approximately $8.5 million. On March 3, 2005, the Company announced actual first quarter 2005 results consistent with the Company’s February 4, 2005 expectations.

A special meeting of the Board was convened on April 22, 2005 to discuss strategic alternatives for the Company in response to the poor results for the first quarter of fiscal 2005 and the resignation of the Company’s President and Chief Executive Officer. The initial transaction contemplated by the board was the acquisition of another company (“Company A”) based on management’s initial discussions with a shareholder about the potential availability of Company A. Company A is a private mid-sized worldwide company headquartered in New York City, where it was founded in 1927. The Board instructed Mr. Frederick to pursue further discussions with Company A and to identify potential advisors to assist the Company if the possible acquisition of Company A were pursued.

On May 10, 2005, a special meeting of the Board was convened in order to discuss the status of the possible acquisition of Company A and to discuss possible options for funding the Company. The Board reviewed recommendations for potential advisors and instructed Mr. Frederick to engage them to assist the Company in pursuing the possible acquisition of Company A.

On June 10, 2005, a special meeting of the Board was convened at which time Mr. Frederick and the selected advisors updated the Board on the status of the possible acquisition of Company A. The Board instructed Mr. Frederick to continue his diligence on selecting financial advisors and to engage them accordingly.

On June 16, 2005, the Company entered into an engagement letter with Seven Hills retaining Seven Hills to serve as its financial advisor with respect to the potential acquisition of Company A.

On June 21, a meeting of the Board was convened at which time the Board was updated on the status of the possible acquisition of Company A including the preparation of a non-binding letter of interest to be provided to Company A. The Board also discussed various strategic alternatives in addition to the possible acquisition of Company A. The Board identified possible alternative transactions with three companies (“Company B”, “Company C” and “Company D”). Company B is a provider of business process optimization services, technology and outsourcing that is privately owned and located in San Francisco. Company C is a leader in platform independent software development and deployment solutions with more than 1,300 employees worldwide and operations in more than 20 countries. Company D is a business process automation software solutions company publicly traded on the OTCBB with a market capitalization of approximately $10 million as of January 3, 2006.

On June 29, 2005, a special meeting of the Board was convened at which time the Board was updated on the status of the possible acquisition of Company A. The Board discussed whether to proceed with a letter of interest with Company A as well as other alternatives available including: (i) a sale of the Company or its assets and (ii) liquidation or bankruptcy of the Company. Management informed the Board that it would be meeting with Company B the following day. The Board concluded that based on preliminary diligence conducted, a strategic transaction with Company C was no longer an option.

On July 7, 2005, a special meeting of the Board was convened to discuss: (i) an analysis of the Company’s strategic alternatives and (ii) whether to sign a letter of interest for Company A. Seven Hills presented the Board with a summary of alternatives available to the Company, including; (i) selling the Company; (ii) completing a possible acquisition of Company A or (iii) liquidation. The Company’s bankruptcy counsel then reviewed the Board’s fiduciary responsibilities with regard to filing bankruptcy. The Board agreed that liquidation or bankruptcy of the Company was not currently an option for enhancing shareholder value. The Board approved executing the letter of interest with Company A and instructed management to continue pursuing other various strategic alternatives as well.

During the course of fiscal 2005, as the Company encountered the challenges described below and the potential transaction with Company A began taking longer than initially expected, the Board pursued additional strategic alternatives for the Company. The Board initially instructed management to contact Seven Hills to coordinate the potential acquisition of Company A and subsequently expanded Seven Hills’ engagement to address the additional strategic alternatives. As the Company’s financial position deteriorated, the Board also began to review potential liquidation or bankruptcy alternatives with bankruptcy counsel in addition to the sale of the Company or its assets that Seven Hills was coordinating.

The challenges the Company encountered include the fact that financial results throughout the fiscal year continued to be poor. The Company’s revenue was $2.5 million and $2.3 million for the second and third quarters, respectively. Net losses for the same periods were $2.0 million and $1.8 million, respectively. Cash decreased in the second and third quarters by $2.5 million and $2.7 million, respectively. As a result of these poor financial results, the Company announced a company-wide reduction in force of approximately 35 percent on September 14, 2005.

In addition, the Company had and expected to continue to incur significant turnover at the director and officer level during fiscal 2005. On February 4, 2005, the Company announced the resignation of Alan Baratz, President and Chief Executive Officer. On February 17, 2005, the Company announced the resignation of

Yasmin Zarabi, Vice President and General Counsel. On May 9, 2005, the Company announced the resignation of William Smartt, Director. On July 22, 2005, the Company announced the resignation of Linda Giampa, Vice President of North America Sales and Marketing.

On July 9, 2005, the Company provided a non-binding letter of interest to acquire Company A.

On July 14, 2005, management contacted a well-known investment company with more than $1.7 billion in capital commitments, which is the venture investing arm of a multi-billion dollar alternative asset management company (“Company E”), who had indicated an interest in a strategic transaction with the Company.

On July 15, 2005, the Board expanded Seven Hills’ engagement to encompass a possible sale or liquidation of the Company.

On July 18, 2005, Mr. Charles I. Frumberg of Emancipation Capital, then a greater than 5% stockholder of the Company and a director of Parent, had discussions with Mr. David Chamberlain, the President and Chief Executive Officer of the Company, to determine if Emancipation Capital had an interest in acquiring the Company. Mr. Frumberg concluded a transaction was not feasible and there was no further contact between Company or Seven Hills, and Emancipation Capital.

On August 10, 2005, a special meeting of the Board was convened in order to update the Board on the Company’s various strategic discussions. Seven Hills and the Company’s management provided an update to the Board on the progress made with Company A. Management informed the Board of the progress made with Company B and the diligence completed by Company B.

On August 26, 2005, a special meeting of the Board was convened at which time Seven Hills and the Company’s management updated the Board on the Company’s various strategic alternatives. Management presented the Company’s cash forecast which reflected a cash shortfall that would need to be addressed in order to acquire Company A under the latest proposal. Negotiations with Company A had also been put on hold until after the Labor Day holiday at the request of Company A. Management updated the Board on the progress made with Company B and Company E as well as initial discussion with two other companies (“Company F” and “Company G”). Company F is an investor that provides capital, networks and resources to early-stage software, services, communications and networked systems companies with more than $1 billion under management. Company G is a privately-held provider of products, systems, services and solutions that use business rules and technologies. While Company F subsequently declined to pursue a potential strategic transaction, Company G had indicated an interest in conducting further diligence on the Company.

On September 1, 2005, Seven Hills contacted Company G to coordinate the diligence. Over the next two weeks representatives from Seven Hills and the Company provided Company G with due diligence materials.

On the morning of September 8, 2005, another interested party (“Company H”), a company engaged in the ownership and operation of a portfolio of enterprise software companies, publicly traded on the OTCBB and with a market capitalization of approximately $5 million as of January 3, 2006, provided a non-binding letter of interest to acquire the Company through a cash tender offer. The letter of interest was for $3.6 million, or $0.45 cash per share, excluding the additional cost to settle the Company’s lease and employee severance obligations. The letter of interest, however, assumed an incorrect, higher pro forma Company cash balance than was actually the case. A special meeting of the Board was convened. The Company’s management updated the Board on the Company’s business prospects and financial condition, and, Seven Hills updated the Board on strategic alternatives, including the ongoing discussions with Company A, Company B, Company E, Company G and the letter of interest received from Company H. The Board authorized Seven Hills to continue discussions with Company H to enhance the offer price and allow Company H to conduct additional diligence to enable it to confirm its offer. On the afternoon of September 8, 2005, Seven Hills informed Company H that its offer was insufficient but that it should continue with its due diligence in connection with the possibility of improving its preliminary proposal.

Once Company H was informed of the lower pro forma Company cash balance, it noted that it would need to decrease the cash component of its offer and add stock, thereby increasing the timeframe prior to closing. On September 12, 2005, Company H provided a revised non-binding letter of interest to acquire the Company for a combination of stock and cash through a merger agreement. The revised letter of interest provided for a $2.0 million cash and $3.3 million stock acquisition, totaling $5.3 million, in the aggregate, or $0.65 per share.

On September 13, 2005, Company G informed Seven Hills that they were not in a position to make an offer for the Company. Accordingly, the Company’s discussions with Company G ceased at that time.

On September 14, 2005, the Company announced on its quarterly earnings call that it had retained a financial advisor (i.e., Seven Hills) to explore strategic alternatives.

In early September 2005, as part of Parent’s long-term strategic plan of considering and evaluating acquisition opportunities from strategic and financial perspectives, Parent authorized Updata Capital, Inc. (“Updata”) to contact the Company to express Parent’s interest in potentially acquiring the Company.

On September 15, 2005, a representative from Updata contacted Mr. Chamberlain to indicate potential interest on behalf of a client to pursue a potential strategic acquisition of the Company. Mr. Chamberlain informed Seven Hills of the call and Seven Hills subsequently contacted Updata who indicated that they were representing Parent as its financial advisor. The Company and Parent executed a confidentiality agreement on September 19, 2005. Seven Hills and the Company provided Parent and Updata with due diligence materials and informed them that the Board planned to consider several offers for the Company at a September 21, 2005 meeting and that Parent should provide a written expression of interest in an acquisition of the Company to be considered at the Board meeting.

On September 20, 2005, Parent provided a non-binding indication of interest to acquire the Company subject to additional due diligence in order to be in a position to determine the price to include in its offer. Parent’s indication of interest did not include a price.

On September 21, 2005, a special meeting of the Board of the Company was convened in order to discuss potential strategic transactions with various entities. Representatives from Company H attended a portion of the meeting and provided an overview of their company and strategy for their proposed acquisition of the Company. Following the presentation, Seven Hills and the Company gave the Board an update on the discussions with various other parties including: (i) potential acquisition of Company A; (ii) potential sale of certain assets to Company B as conduit to complete acquisition of Company A; (iii) potential sale of certain assets to Company E as conduit to complete acquisition of Company A; (iv) Company H’s letter of interest to potentially acquire the Company and (v) Parent’s letter of interest to potentially acquire the Company. The Board concluded that the Company should continue to pursue all possible strategic alternatives and instructed Seven Hills to continue discussions with all parties, including Parent.

On September 22, 2005, Seven Hills contacted another company (“Company I”) to inform it that Seven Hills had been retained by the Company to explore a sale and to determine whether Company I may have an interest in entering into discussions with the Company. Company I provides software to automate complex, changing business processes and is publicly traded on the NASDAQ with a market capitalization of approximately $270 million as of January 3, 2006. Company I entered into a confidentiality agreement on September 23, 2005 and was provided with due diligence materials by Seven Hills.

On September 27, 2005, Company I indicated that they were not in a position to make an offer for the Company, and discussions with Company I ceased at that time.

On September 29, 2005, Parent submitted a non-binding letter of intent to acquire the Company for cash with an initial offer price of $3.8 million or $0.46 per share of Company Common Stock. Also on September 29, 2005, Company H contacted Seven Hills to indicate they were not in a position to submit another offer for the Company.

On the morning of September 30, 2005, Seven Hills received a non-binding expression of interest from Company E to purchase certain assets from the Company for $3.0 million in cash, or a net price per share of $0.13. This offer did not cover the Company’s lease and severance liabilities and would result in a 33% discount to the Company. Company E’s letter of intent was presented as an unsigned e-mail from a junior management representative at Company E.

On September 30, 2005, a special meeting of the Board was convened in order to discuss the status of the potential strategic transactions with various entities. Seven Hills and the Company updated the Board on discussions with various entities including: (i) lack of agreement on key points with Company A; (ii) lack of response from Company B since September 19, 2005 meeting; (iii) expression of interest from Company E to purchase certain assets from the Company and (iv) letter of intent from Parent to acquire the Company in a cash tender offer. Seven Hills provided a comparison of the various non-binding offers received. The Board concluded that, while the Company should continue to pursue all possible strategic opportunities, Parent should be asked to conduct detailed due diligence prior to entering into exclusive discussions with the Company. The Board requested that Seven Hills should seek to negotiate a detailed term sheet, and that Mr. Chamberlain should speak with Parent’s Chief Executive Officer, Mr. Joe Liemandt, to confirm support of the proposed transaction with the Company.

From October 6, 2005 to October 20, 2005, Parent conducted detailed due diligence at the Company’s offices and at their own offices, and negotiated a detailed term sheet with Seven Hills, the Company and counsel to the Company and Parent providing for exclusivity.

On October 11, 2005, the Company’s management hosted Company D for a due diligence session at the Company’s headquarters.

On October 12, 2005, Updata contacted Seven Hills to indicate that, based on its due diligence, the Company’s projected maintenance revenues were lower than previously understood and that Parent was thereby reducing its offer price to $2.7 million or $0.33 per share of Company Common Stock.

On October 13, 2005, Company D provided a non-binding indication of interest to acquire the Company in an all-stock merger for 10% to 20% of the combined market value of the Company and Company D. The combined market capitalization as of October 13, 2005 was $11.7 million, which consisted of $10.1 million plus $1.6 million, indicating a price of $1.2 million to $2.3 million. The price per share would range from $0.15 to $0.28. Seven Hills notified Company D that its offer price was insufficient and the merger structure was not acceptable to the Company. Company D indicated that it was not in a position to revise their offer.

On October 17, 2005, representatives from the Company and Seven Hills presented to Parent additional financial detail regarding revenue pipeline, cash flow projections and other data as a basis for Parent to consider increasing the offer price. This information was non-public information and provided to Parent on a confidential basis subject to a nondisclosure agreement.

On October 18, 2005, Updata contacted Seven Hills to indicate that Parent was willing to increase its offer price to $2.9 million. Additionally, on October 18, 2005, Mr. Chamberlain met with Parent’s Chief Executive Officer, Joe Liemandt, to discuss the proposed transaction and the combined strategy and organization of the two entities.

Additionally, on October 18, 2005, representatives from the Company and Seven Hills updated Company H on the Company’s financial condition, business prospects and other matters in order for Company H to submit a revised offer for the Company.

On October 19, 2005, Seven Hills informed Updata that Parent’s revised offer was insufficient.

On October 20, 2005, Updata contacted Seven Hills to indicate that Parent was willing to increase its offer price to $3.0 million or $0.37 per share of Company Common Stock and confirmed that Parent would assume all statutory and contractual severance obligations to the Company’s current employees. Also on October 20, 2005, Company H sent Seven Hills a non-binding term sheet to acquire the Company in an all-stock merger.

On October 21, 2005, a special meeting of the Board was convened in order to discuss potential strategic transactions with various bidders, including Parent. Seven Hills and the Company provided a status report and a summary to the Board of the various discussions with potential buyers of the Company, including Company D, Company E, Company H and Parent. Seven Hills provided a comparison to the Board of the various indications of interest. The four offers were as follows:

Company D’s all stock offer, consisting of a price of 10% to 20% of the combined value of the Company and Company D. The price per share was calculated to range from $0.15 to $0.28. The offer would result in either a premium or discount ranging from a discount of 25% to a premium of 40% to holders of Company Common Stock. Due to the stock component of Company D’s offer, the buyer’s stock would need to be registered and closing, at the earliest, would take place in March 2006. In addition, due to the fact that Company D stock is lightly traded, liquidity value to the Company’s stockholders would be questionable.

Company E’s all cash offer was for $3.0 million, but the Company would need to pay certain costs to settle its liabilities including its Oakland headquarter’s lease obligation and employee severance obligations. The net price per share was calculated at approximately $0.13. The offer would result in a 33% discount to holders of Company Common Stock.

Company H’s all stock offer was for $2.97 million (assuming $1.10 per Company H share), or a price per share of $0.36. The offer would result in a 80% premium to holders of Company Common Stock. Due to the stock component of Company H’s offer, the buyer’s stock would need to be registered and closing would take place in March 2006 at the earliest.

Parent’s all cash offer was for a minimum of $3.0 million, but the Company would need to settle its Oakland headquarter’s lease obligation. The net price per share was calculated to range from $0.37 to $0.46. The offer would result in an 83% to 129% premium to holders of Company Common Stock and the estimated closing date would be December 2005.

Seven Hills also discussed the bidders’ speed in engagement. Discussions with Company H had not been active for a period of one week and Company H had not yet conducted substantial due diligence. Company E’s letter of intent was unsigned and provided by a junior management representative of Company E. Company D had initially said that it could obtain cash commitments from its largest investors to finance the acquisition, but was unable to do so. In comparison, Parent engaged quickly and in depth with diligence.

The Board discussed the offers and concluded that Parent’s offer represented the highest price per share of Company Common Stock, offered certainty of all cash with no financing contingencies, was in a tender offer structure enabling the shortest time to close the transaction, was not an asset purchase, and did not require restructuring the Company prior to closing. The Board authorized the Company to execute a term sheet with Parent that substantially reflected the terms included in the draft term sheet reviewed.

On October 24, 2005, Parent provided an executed letter of intent and term sheet. On October 25, 2005, the Company executed and returned the letter of intent and term sheet to Parent thereby entering into a 30-day period of exclusivity.

From October 25, 2005 to November 18, 2005, representatives of Parent conducted additional due diligence on the Company.

On November 2, 2005, Parent’s counsel, Haynes & Boone, LLP, delivered a draft of the Merger Agreement to the Company. Commencing on November 2, 2005 and through the execution of the Merger Agreement on December 7, 2005, on behalf of the Company, counsel to the Company, O’Melveny & Myers LLP, negotiated the terms of the Merger Agreement, including the representations and warranties, covenants and conditions to closing.

On November 18, 2005, a special meeting of the Board was convened in order to discuss the proposed transaction with Parent. Representatives from O’Melveny & Myers LLP provided the Board with an overview of the key transaction documents and terms and the Board’s fiduciary duties under Delaware law. Representatives from Seven Hills provided preliminary valuation materials regarding Parent’s current offer, and confirmed that they would be prepared to deliver a fairness opinion when requested by the Board. After discussion of the proposed transaction, the Board unanimously approved the proposed transaction, subject to determination of the price of the offer and merger consideration within a reasonable time and receipt of a fairness opinion from Seven Hills.

From November 21, 2005 to November 30, 2005, Parent and Company continued due diligence and negotiations of the definitive Merger Agreement.

On November 30, 2005, Parent and Company agreed that, based on certain adjustments to liabilities to be assumed by Parent, the final offer price was $0.40 per share of Company Common Stock.

On December 1, 2005, a special meeting of the board was convened in order to discuss the proposed transaction with Parent. Representatives from Seven Hills delivered an oral opinion, subsequently affirmed in writing, that, as of such date the cash consideration of $0.40 per share of Company Common Stock to be received by the holders of the Company Common Stock in the Offer and the Merger was fair from a financial point of view. After discussion of the proposed transaction, the Board unanimously approved the proposed transaction and authorized Mr. Chamberlain to execute the transaction documents upon final resolution of certain matters with Parent on the Voting Agreements.

From December 2, 2005 through December 6, 2005, Company and Parent and their respective legal and financial advisors continued to negotiate specific terms of the definitive agreement.

On December 7, 2005, all open matters on the Voting Agreements were resolved. Parent and the Company subsequently executed the Merger Agreement and issued a press release announcing the transaction.

The section of Item 4(b) entitled “Opinion of Financial Advisor” is replaced in its entirety by the following:

Opinion of Financial Advisor

Pursuant to a letter agreement dated June 16, 2005 and the letter agreement addendum dated July 15, 2005 the Board engaged Seven Hills to act as its financial advisor with regard to the sale or liquidation of the Company. Seven Hills provides merger and acquisition advisory services to public and private companies and in this capacity is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions as well as for other transactions and corporate purposes. At the meeting of the board on December 1, 2005, Seven Hills delivered to the Board its oral opinion (which was subsequently confirmed in writing) that, as of that date and based upon the assumptions made, matters considered and limits of review set forth in Seven Hills’ written opinion, the cash consideration per share of $0.40 to be received by the holders of the shares in the Tender Offer and the Merger is fair, from a financial point of view, to such holders.

Seven Hills’ opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Seven Hills in delivering its opinion, is included as Exhibit (a)(4) of this Statement and is incorporated herein by reference. The holders of Company Common Stock are urged to read the opinion in its entirety. The following description of Seven Hills’ opinion is only a summary of the written opinion and is qualified in its entirety by reference to the full text of such opinion. Seven Hills’ opinion was provided solely to the Board and addresses only the fairness of the $0.40 per share Offer Price in cash to be received by holders of Company Common Stock from a financial point of view pursuant to the Offer and the Merger. The Seven Hills opinion does not address any other aspect of the Tender Offer and Merger, nor does it constitute a recommendation as to whether any holder of Common Stock should tender any Common Stock pursuant to the Offer or how such stockholder should vote on the proposed Merger or any matter related thereto.

The Seven Hills opinion does not address the relative merits of the Merger as compared to other business strategies that might be available to the Company, including alternative proposals from third parties that may not have been pursued to completion for a variety of business, financial, legal or regulatory reasons, nor does it address the underlying business decision of the Company to proceed with the Offer or the Merger.

In connection with its opinion, Seven Hills:

•	conducted an auction process to solicit interest from a broad set of prospective buyers of the Company;

•	considered the additional public disclosure by the Company in August 2005 that the Company had retained an investment bank to explore strategic alternatives, thus providing the opportunity for potential acquirors to contact the Company;

•	reviewed a draft of the Agreement dated December 1, 2005;

•	reviewed certain publicly available financial and other information for the Company, including the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2004 and the Company’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2005 and certain other relevant financial and operating data furnished to Seven Hills by the Company;

•	reviewed the Company’s operating results;

•	discussed with certain members of Company management the historical and current business operations and strategy, financial condition and prospects of the Company ;

•	reviewed sales pipelines, maintenance renewal analyses, lease commitments and cashflows, employee severance payments, operating cashflow projections and other information concerning the Company, prepared by the Company;

•	considered concerns expressed by customers about the Company’s viability as a standalone entity as a primary reason for delaying or not pursuing software purchases from the Company;

•	prepared with Company management an analysis of the hypothetical liquidation value of the Company;

•	considered the Company’s prospects to raise additional financing on a timely basis on acceptable terms;

•	reviewed the reported price and trading history of the Common Stock, provided however that the Common Stock is currently listed only on the OTCBB, and as a result there is limited volume and the quoted closing prices are accordingly less likely to provide a true reflection of the market value of the stock;

•	reviewed certain financial terms of the Offer as compared to the financial terms of certain selected transactions we deemed relevant;

•	reviewed and discussed with Company management and the Board certain alternatives to the Merger;

•	discussed with Company management and the Board the financial and strategic rationale for the Merger;

•	assisted in negotiations and discussions related to the Merger between the Company and the Acquiror; and

•	reviewed such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this opinion.

In its opinion, Seven Hills assumed and relied, without independent investigation, upon the accuracy and completeness of the financial information provided to it or otherwise made available by the Company or its advisors or which is publicly available. Seven Hills did not assume any responsibility for the accuracy or completeness, or independently verify, any such information. Seven Hills assumed that the financial forecasts that were examined were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company.

Seven Hills considered the Company’s prospects to raise additional financing on a timely basis on acceptable terms, and was informed by the Company that none of its current investors had made a proposal to provide further financing. Furthermore, the Company has informed Seven Hills that, based on current projections, it would have insufficient financial resources to operate beyond January 2006, and had no currently identified source of funding to operate beyond that date. Seven Hills therefore assumed for purposes of its opinion that if a sale of the Company was not effected, the Company would likely become insolvent by January 2006 and that if the Company did not either obtain funding or effect a sale of the Company in the interim, the Company would no longer be able to operate the business and would be forced to effect a liquidation or a comparable alternative.

Seven Hills did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of the Company Seven Hills’ opinion does not address the relative merits of the Offer or the Merger as compared to other business strategies that might be available to the Company, including alternative proposals from third parties that may not have been pursued to completion for a variety of business, financial, legal or regulatory reasons, nor does it address the underlying business decision of the Company to proceed with the Offer and the Merger. Seven Hills expresses no view as to the federal, state or local tax consequences of the Offer and the Merger.

The following represents a brief summary of various information sources and the material financial analyses employed by Seven Hills in connection with providing its opinion to the Board. The following summary does not purport to be a complete description of the financial analyses performed by Seven Hills, nor does the order of analyses described represent relative importance or weight given to those analyses performed by Seven Hills. Some of the summaries of financial analyses performed by Seven Hills include information presented in tabular format. In order to fully understand the financial analyses performed by Seven Hills, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Seven Hills.

Solvency and Liquidation Analysis

Seven Hills considered the liquidation value of the Company if it were to be liquidated as of December 31, 2005. Liquidation analysis provides an estimate of the value available to creditors and stockholders if a company ceases to operate as a going concern. The Company’s management furnished Seven Hills with financial projections, including the cash balance projections dated November 10, 2005, with respect to the period ending January 31, 2006, and informed Seven Hills that it believed the Company would likely lack sufficient cash to meet its operating and debt obligations as they come due before January 2006. Company management also informed Seven Hills that the Company was not in a position to obtain additional equity or debt financing on terms acceptable to the Company. Seven Hills prepared, using assumptions provided by the Company’s management, a liquidation analysis showing that as of December 31, 2005, the holders of Company Common Stock would receive no consideration in a liquidation.

Analysis of Stock Price and Trading Volume

Seven Hills reviewed the historical market prices and trading volumes for the Company Common Stock. Seven Hills reviewed the average closing stock prices and trading volumes of the Company Common Stock over a range of time periods prior to December 1, 2005, based on publicly available information.

Time Period	Average Price	Average Daily Trading Volume
November 30, 2005	$0.21	2,399
1-Week Average	$0.23	2,367
1-Month Average	$0.22	4,517
2-Month Average	$0.22	11,704
3-Month Average	$0.23	27,965
6-Month Average	$0.38	27,580
1-Year Average	$0.98	21,001
52-Week High	$2.77	488,439
52-Week Low	$0.20	0

Seven Hills observed that both the Company’s stock price and trading volume had fallen significantly over the past year due to the deteriorating financial condition and business prospects. Seven Hills also observed that the low level of the Company’s stock trading volumes indicated an illiquid market for the Company’s shareholders.

Premiums Paid Analysis

The following chart illustrates the premium of the offer price to the Company’s average closing price over certain time periods:

Time Period	Average Price	Implied Premium
November 30, 2005	$0.21	90.5%
1-Week Average	$0.23	73.9%
1-Month Average	$0.22	81.8%

Seven Hills reviewed selected purchase price per share premiums paid in all cash acquisitions of enterprise software companies announced from January 1, 2003 through November 30, 2005, with equity values less than $50 million:

Acquirer	Target
McDonald Bradley Inc.	Infodata Systems Inc.
Sun Microsystems, Inc.	Tarantella, Inc.
Logibec Groupe Informatique Ltd.	MDI Technologies Inc.
Progress Software Corporation	Persistence Software, Inc.
The First American Corporation	Basis100 Inc.
ComVest Investment Partners II LLC	Catalyst International, Inc.
Trinity Ventures, Ltd.	SciQuest, Inc.
Jaguar Technology Holdings, LLC	Firepond, Inc.
Electronics for Imaging, Inc.	T/R Systems, Inc.
SSA Global Technologies, Inc.	EXE Technologies, Inc.
Autonomy Corporation plc	Virage, Inc.
Geac Computer Corporation Limited	Comshare, Incorporated
Battery Ventures VI, L.P.	Made2Manage Systems, Inc.
SSA Global Technologies, Inc.	Elevon, Inc.
Dendrite International, Inc.	SYNAVANT Inc.
Platinum Equity, LLC	Tanning Technology Corporation
Electronics for Imaging, Inc.	Printcafe Software, Inc.
Open Text Corporation	Eloquent, Inc.

From these transactions, Seven Hills derived the following ranges of premiums to the targets’ closing stock price and average closing stock prices for the following periods prior to the announcement of the applicable transaction as set forth in the following table:

	Premium (%) to Stock Price
Period Prior to Announcement	High	Mean	Median	Low
1 Day	116.7%	40.9%	37.3%	(19.3%)
1 Week Average	123.8%	40.9%	40.4%	(9.1%)
1 Month Average	124.0%	44.7%	41.4%	(11.7%)

Premiums for the selected transactions were based on relevant SEC filings, selected press releases and other publicly available data.

Comparable Public Company Analysis

Seven Hills prepared and reviewed a public comparable company analysis to compare selected financial information, ratios, and public market multiples for the Company to corresponding data for public companies comparable to the Company. Seven Hills deemed this analysis to be not relevant for the fairness opinion due to the lack of publicly traded enterprise software companies with comparable operating statistics, namely declining year-over-year revenues and projected negative cash balances within two quarters. Furthermore, given the Company’s current vendor viability concerns, the Company’s historical financial performance is not indicative of the future prospects of the Company as a standalone entity, thereby rendering irrelevant any implied valuation based upon the Company’s historical financial performance.

Precedent Transaction Analysis

Seven Hills prepared and reviewed a precedent transaction analysis to compare the ratio of the offer price (adjusted for cash and debt when appropriate) to selected historical operating metrics of acquired companies in order to indicate the value an acquirer is willing to pay for control of companies in a particular market segment with particular operating statistics. Seven Hills deemed this analysis to be not relevant due to the lack of precedent acquisitions of enterprise software companies with comparable operating statistics, namely declining year-over-year revenue and projected negative cash balances within two quarters. Furthermore, given the Company’s current vendor viability concerns the Company’s historical financial performance is not indicative of the future prospects of the Company as a standalone entity, thereby rendering irrelevant any implied valuation based on the Company’s historical financial performance.

Discounted Cash Flow Analysis

Seven Hills prepared and reviewed a discounted cash flow analysis, using financial projections of after-tax cash flows and terminal value, discounted to the present, to derive a range of values for the Company Common Stock. Seven Hills deemed the analysis to be not relevant due to the Company’s inability to raise the significant capital required, at acceptable terms, to address customers’ vendor viability concerns and to avoid insolvency in the near term in order to achieve the future financial projections used for the discounted cash flow.

Other Considerations

The merger and acquisition transaction environment varies over time because of macroeconomic factors such as interest rate and equity market fluctuations and microeconomic factors such as industry results and growth expectations. No company or transaction reviewed was identical to the proposed Offer and Merger and, accordingly, the foregoing analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would affect the acquisition values in the comparable transactions, including the size and demographic and economic characteristics of the markets of each company and the competitive environment in which it operates.

The foregoing description is only a summary of the analyses and examinations that Seven Hills deems material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by Seven Hills. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description. Seven Hills believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the Board. In addition, Seven Hills may have given some analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Seven Hills with respect to the actual value of the Company.

In performing its analyses, Seven Hills made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Seven Hills are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by Seven Hills with respect to the fairness from a financial point of view of the $0.40 per share in cash to be received by the holders of Company Common Stock in the transaction, and were provided to the Board in connection with its evaluation of the transaction. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future. Seven Hills’ opinion is necessarily based on economic, market and other conditions in effect on, and the information made available to Seven Hills as of, the date of the opinion, and although subsequent developments may affect Seven Hills’ opinion, Seven Hills does not have any obligation to update, revise, or reaffirm its opinion.

As described above, Seven Hills’ opinion and presentation was only one of the factors that the Board took into consideration in making its determination to approve the merger agreement and the merger.

The Company has agreed to pay Seven Hills a customary fee upon delivery of its opinion as well as a separate fee to be paid only upon completion of the transaction. The Board was aware of this fee structure and took it into account in considering Seven Hills’ opinion and in approving the merger. Further, the Company has agreed to reimburse Seven Hills for its out-of-pocket expenses and to indemnify Seven Hills, its affiliates, and its respective partners, directors, officers, agents, consultants, employees and controlling persons against specific liabilities, including liabilities under the federal securities laws.

Seven Hills in the past has provided, currently is providing, or in the future may provide investment banking, financial and advisory services to the Company or certain of its respective affiliates, for which services Seven Hills has received, or expects to receive, compensation.

The full text of the Seven Hills opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Seven Hills, is included as Exhibit (a)(4) of this Statement and is incorporated herein by reference. The holders of Company Common Stock are urged to read the opinion in its entirety. The Seven Hills opinion is for the use and benefit of the Board and addresses only the fairness of the Offer Price to be received by the holders of Company Common Stock from a financial point of view pursuant to the Offer and the Merger. The Seven Hills opinion does not address the merits of the underlying decision by the Company to engage in the Offer and the Merger, and does not constitute a recommendation to any stockholder as to whether such stockholder should tender any Company Common Stock pursuant to the Offer or how such stockholder should vote on the proposed Merger or any matter related thereto. In addition, the Seven Hills opinion does not address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of Company Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

VERSATA, INC. (Registrant)

Date: January 5, 2006

	By:	/S/ WILLIAM FREDERICK
William Frederick Chief Financial Officer, Secretary and Vice-President